Exhibit 99.2

Bragg Gaming to Release First Quarter 2025 Results on May 15

Toronto, May 1, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) today confirmed that it will release its first quarter 2025 financial results prior to the opening of the financial markets on Thursday, May 15, 2025. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Matevž Mazij and Chief Financial Officer, Robbie Bressler, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Dial-In Numbers

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

Conference ID 3967732

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until May 22, 2025, following the conclusion of the live call. To access the replay, dial (800) 770-2030 or (647) 362-9199 and input Playback ID: 3967732 followed by the # key.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

Join Bragg on Social Media

X

LinkedIn

Facebook

Instagram

For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications, Bragg Gaming Group

press@bragg.group

Investors:

Robbie Bressler, Chief Financial Officer, Bragg Gaming Group

investors@bragg.group

OR

James Carbonara,Hayden IR
(646)-755-7412
james@haydenir.com